UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	May 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Public Media Works, Inc.
Full Name of Registrant

Burnam Management, Inc.
Former Name if Applicable

14759 Oxnard Street
Address of Principal Executive Office (Street and Number)

Van Nuys, California 91411
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Public Media Works, Inc. requires additional time to file the subject Form 10-QSB in order to permit the independent auditor to complete its review of the financial statements as required by Regulation S-X of the Securities Exchange Act of 1934, as amended.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Shaun D. C. Edwardes	818	904-9029
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

Form 10-QSB for the period ended November 30, 2003 Form 10-KSB for the period ended February 29, 3004

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Public Media Works, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2004	By	/s/ Shaun D.C. Edwardes
Shaun D.C. Edwardes
Executive Vice President, Acting Chief
Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Public Media Works, Inc.

Notification of Late Filing

Part IV - Item 3

Significant Change in Results of Operations

There will be a significant change in the Company's results of operations as compared to the corresponding period for the last fiscal year, and such change will be reflected in the earnings  statements to be included  in the Company's Form 10-QSB.  Prior to the reverse merger on August 30, 2003, the Company had no operations, assets or revenue.  Since the date of the merger, the Company has commenced operations, and received $50,000 in revenue in the fiscal period represented by the subject Form 10-QSB.  The Company held $183,604 in gross assets as of May 31, 2004.  In addition, while the Company had a cumulative net loss of $450 as of May 31, 2003, it currently maintains a post-merger cumulative net loss (including the predecessor entity) of $2,105,729 as of May 31, 2004.

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